UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NIO to Subscribe for Additional Registered Capital in NIO China

On September 25, 2020, NIO Inc. (“NIO” or the “Company”), through its wholly owned subsidiary, entered into a definitive agreement to subscribe for newly increased registered capital of NIO (Anhui) Holding Co., Ltd. (“NIO Anhui”), the legal entity of NIO China, at a subscription price of US$600 million (the “Capital Subscription”). Upon the completion of this Capital Subscription and the previously announced share redemption, the Company will hold an aggregate of 86.5% controlling equity interests in NIO China. The Company will apply a portion of the proceeds from its offering of American depositary shares in August 2020 to pay for the Capital Subscription.

In April 2020, the Company entered into definitive agreements with a group of investors in Hefei (collectively, the “Hefei Strategic Investors”) in connection with the strategic investments into NIO China. Under these definitive agreements, as amended and supplemented, before December 31, 2021, the Company and its designated affiliates have the right to unilaterally subscribe for up to US$600 million of the then newly increased registered capital of NIO Anhui, which subscription price is the same as the price of investments by the Hefei Strategic Investors in NIO Anhui. In connection with full exercise of this right in the Capital Subscription, the Hefei Strategic Investors have duly waived their pre-emptive rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: September 28, 2020